Aames 2001-1

Mortgage Pass-Through Certificates

Credit Enhancement Report for April 25, 2001 Distribution
Credit Enhancement Report
ACCOUNTS	GROUP 2	GROUP 1	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	GROUP 2	GROUP 1	TOTAL

PMI Premiums	(1,318.11)	(7,676.98)	(8,995.09)

STRUCTURAL FEATURES	GROUP 2	GROUP 1	TOTAL

Overcollateralization Amount			358,819.54
Overcollateralization Requirement			4,500,023.55
Excess Interest			371,132.05

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